REDBOX ENTERTAINMENT INC.
1 Tower Lane, Suite 800
Oakbrook Terrace, Illinois 60181

December 7, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Janice Adeloye

Re:	Redbox Entertainment Inc. Registration Statement on Form S-1 Filed December 1, 2021

File No. 333-261428

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Redbox Entertainment Inc. (the “Company”) be accelerated to 4:30 p.m. Eastern Time on December 9, 2021, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Brian M. Janson of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3588.

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Very truly yours,

By:	/s/ Kavita Suthar
Name: Kavita Suthar
Title: Chief Financial Officer

[Signature Page to Acceleration Request—Redbox Entertainment Inc.]